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                                                                October 25, 1999

Dear Shareholder:

    I am writing to inform you about two important developments related to your company's ongoing efforts to build value for our shareholders. The first is a determination by Columbia's Board of Directors that NiSource Inc.'s latest proposal is inadequate and not in the best interests of Columbia or its shareholders.

    The second development is a decision by the Board to authorize the company's management and its advisors to explore and evaluate a number of strategic alternatives to generate value in excess of that which Columbia's business plan or the NiSource proposal can create. The Board has taken this important step in recognition of the current business environment and many opportunities available in the rapidly evolving energy industry.

    As part of the review process authorized by the Board, we will initiate discussions with third parties regarding possible transactions, such as a merger, reorganization, or the disposition of a material amount of assets. While there can be no assurance that this process will result in a transaction or other action, we believe that engaging in this process will provide us the flexibility necessary to ensure that Columbia will continue to provide superior value for you, our shareholders, as well as for our customers, employees and the communities we serve.

    As you know, this is a time of tremendous change in the energy industry. For creative, forward-looking companies like Columbia, it is a time of promising opportunities, but also of challenges. YOUR BOARD AND MANAGEMENT ARE FIRMLY COMMITTED TO EXPLORING THOROUGHLY THE OPPORTUNITIES AVAILABLE TO US AND CONSIDERING ALL POSSIBLE STRATEGIC ALTERNATIVES FOR ENHANCING SHAREHOLDER VALUE.

    I believe the action taken by Columbia's Board will enable both Columbia and NiSource to move beyond the litigation and other counterproductive activities of the past four months, and to pursue initiatives that are in the best interests of all of our constituencies.

    As you may know, NiSource recently increased the terms and extended the deadline of its unsolicited tender offer for all of the outstanding shares of common stock of Columbia Energy Group. YOUR BOARD OF DIRECTORS HAS DETERMINED THAT NISOURCE'S REVISED OFFER OF $74 PER SHARE IN CASH IS INADEQUATE AND NOT IN THE BEST INTERESTS OF COLUMBIA'S SHAREHOLDERS. ACCORDINGLY, WE ONCE AGAIN RECOMMEND THAT YOU DO NOT TENDER YOUR SHARES TO NISOURCE.
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    Your Board's determination that NiSource's latest unsolicited offer is inadequate is based, in part, on written opinions from Morgan Stanley Dean Witter and Salomon Smith Barney Inc. In addition to the financial inadequacy of the offer, the Board also continues to be concerned about the significant conditions and serious regulatory hurdles associated with the NiSource proposal.

    We encourage you to read carefully the attached documents, which are Columbia's amended Schedule 14D-9, including the discussion of the reasons for your Board's recommendation, the written opinions of the company's financial advisors, and a press release announcing the Columbia Board's actions.

    DO NOT TENDER YOUR SHARES TO NISOURCE OR ITS SUBSIDIARY, CEG ACQUISITION CORP. Please remember that CEG Acquisition Corp. has no relationship with Columbia Energy Group. NiSource created CEG Acquisition Corp. solely to try to achieve a hostile takeover of your company.

    PREVIOUSLY TENDERED SHARES CAN BE WITHDRAWN AT ANY TIME BEFORE THEY ARE ACCEPTED FOR PAYMENT. If you have any questions, including how to withdraw a tender, please contact our information agent, MacKenzie Partners, at 1-800-322-2885 toll-free or 212-929-5500 (call collect).

    Your Board of Directors and management will continue to act in the best interests of the company and all its shareholders.

                                           On Behalf of the Board of Directors
                                           Sincerely,

                                           /s/ Oliver G. Richard III

                                           OLIVER G. RICHARD III
                                             Chairman, President
                                             and Chief Executive Officer

                   IF YOU HAVE ANY QUESTIONS PLEASE CONTACT:
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                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885